Filed by PartnerRe Ltd.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AXIS Capital Holdings Limited

Commission File No.: 001-31721

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Special Meeting of Shareholders on July 24, 2015 to Approve
the Merger of PartnerRe and AXIS Capital

Please vote today FOR the merger-of-equals between
PartnerRe and AXIS Capital.

Your Vote is Important

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IMPORTANT INFORMATION

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or
sell or the solicitation of an offer to buy or sell any
securities or a solicitation of any vote or approval. This
communication relates to a proposed business combination
between PartnerRe Ltd. ("PartnerRe") and AXIS Capital
Holdings Limited ("AXIS"). In connection with this proposed
business combination, PartnerRe and AXIS have filed a
registration statement on Form S-4 with the Securities and
Exchange Commission (the "SEC"), and a definitive joint
proxy statement/prospectus of PartnerRe and AXIS and other
documents related to the proposed transaction. This
communication is not a substitute for any such documents.
The registration statement was declared effective by the
SEC on June 1, 2015 and the definitive proxy
statement/prospectus has been mailed to shareholders of
PartnerRe and AXIS. INVESTORS AND SECURITY HOLDERS OF
PARTNERRE AND AXIS ARE URGED TO READ THE REGISTRATION
STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER
DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC
CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR
WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy
statement has been mailed to shareholders of PartnerRe and
AXIS. Investors and security holders may obtain free copies
of these documents and other documents filed with the SEC
by PartnerRe and/or AXIS through the website maintained by
the SEC at http://www.sec.gov. Copies of the documents
filed with the SEC by PartnerRe are available free of
charge on PartnerRe's internet website at
http://www.partnerre.com or by contacting PartnerRe's
Investor Relations Director by email at
robin.sidders@partnerre.com or by phone at 1-441-294-5216.
Copies of the documents filed with the SEC by AXIS are
available free of charge on AXIS' internet website at
http://www.axiscapital.com or by contacting AXIS' Investor
Relations Contact by email at
linda.ventresca@axiscapital.com or by phone at
1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of
their respective executive officers may be considered
participants in the solicitation of proxies in connection
with the proposed transaction. Information about the
directors and executive officers of PartnerRe is set forth
in its Annual Report on Form 10-K for the year ended
December 31, 2014, which was filed with the SEC on February
26, 2015, its proxy statement for its 2014 annual meeting
of stockholders, which was filed with the SEC on April 1,
2014, its Quarterly Report on Form 10-Q for the quarter
ended March 31, 2015, which was filed with the SEC on May
4, 2015 and its Current Reports on Form 8-K, which were
filed with the SEC on January 29, 2015, May 16, 2014 and
March 27, 2014. Information about the directors and
executive officers of AXIS is set forth in its Annual
Report on Form 10-K for the year ended December 31, 2014,
which was filed with the SEC on February 23, 2015, its
proxy statement for its 2014 annual meeting of
stockholders, which was filed with the SEC on March 28,
2014, its Quarterly Report on Form 10-Q for the quarter
ended March 31, 2015, which was filed with the SEC on May
4, 2015 and its Current Reports on Form 8-K, which were
filed with the SEC on March 11, 2015, January 29, 2015,
August 7, 2014, June 26, 2014, March 27, 2014 and February
26, 2014.

These documents can be obtained free of charge from the
sources indicated above. Additional information regarding
the participants in the proxy solicitations and a
description of their direct and indirect interests, by
security holdings or otherwise, is contained in the joint
proxy statement/ prospectus and other relevant materials
filed with the SEC.

Forward Looking Statements

Certain statements in this communication regarding the
proposed transaction between PartnerRe and AXIS are
"forward-looking" statements. The words "anticipate,"
"believe," "ensure," "expect," "if," "illustrative,"
"intend," "estimate," "probable," "project," "forecasts,"
"predict," "outlook," "aim," "will," "could," "should,"
"would," "potential," "may," "might," "anticipate,"
"likely" "plan," "positioned," "strategy," and similar
expressions, and the negative thereof, are intended to
identify forward-looking statements. These forward-looking
statements, which are subject to risks, uncertainties and
assumptions about PartnerRe and AXIS, may include
projections of their respective future financial
performance, their respective anticipated growth strategies
and anticipated trends in their respective businesses.
These statements are only predictions based on current
expectations and projections about future events. There are
important factors that could cause actual results, level of
activity, performance or achievements to differ materially
from the results, level of activity, performance or
achievements expressed or implied by the forward-looking
statements, including the risk factors set forth in
PartnerRe's and AXIS' most recent reports on Form 10-K,
Form 10-Q and other documents on file with the SEC and the
factors given below:

[]  the  failure  to obtain the approval of shareholders of PartnerRe or AXIS in connection  with the proposed transaction; [] the failure to consummate or delay in  consummating  the  proposed  transaction for other reasons; [] the timing to consummate  the proposed transaction; [] the risk that a condition to closing of the  proposed  transaction  may  not be satisfied; [] the risk that a regulatory approval  that  may  be required for the proposed transaction is delayed, is not obtained,  or  is  obtained  subject  to conditions that are not anticipated; []
AXIS'  or  PartnerRe's  ability  to  achieve  the  synergies  and value creation contemplated  by the proposed transaction; [] the ability of either PartnerRe or
AXIS  to  effectively  integrate  their  businesses;  and  []  the  diversion of management time on transaction-related issues.

PartnerRe's forward-looking statements are based on
assumptions that PartnerRe believes to be reasonable but
that may not prove to be accurate. AXIS' forward-looking
statements are based on assumptions that AXIS believes to
be reasonable but that may not prove to be accurate.
Neither PartnerRe nor AXIS can guarantee future results,
level of activity, performance or achievements. Moreover,
neither PartnerRe nor AXIS assumes responsibility for the
accuracy and completeness of any of these forward-looking
statements. PartnerRe and AXIS assume no obligation to
update or revise any forward-looking statements as a result
of new information, future events or otherwise, except as
may be required by law. Readers are cautioned not to place
undue reliance on these forward-looking statements that
speak only as of the date hereof.

PartnerRe and AXIS Capital Have Agreed to a
Merger-of-Equals That Will Create an Industry Powerhouse

[][] Brings together market-leading insurance
     and reinsurance franchises that will
     benefit from increased scale and a
     stronger market presence
[][] Merger will result in an even stronger
     company with higher, more diversified
     earnings, lower volatility and an enhanced
     business profile
[][] The merger of equals between PartnerRe
     and AXIS Capital was unanimously
     approved by the entire PartnerRe Board
[][] This merger will drive meaningful
     value for all shareholders

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PLEASE VOTE THE
WHITE PROXY CARD TODAY!

You may vote by phone, by internet, or by signing, dating
and returning the enclosed WHITE proxy card in the
postage-paid envelope provided.

Strategic Merits of the Merger

Top 5 global reinsurer with increased scale and relevance

[][] Leading franchise in attractive specialty markets [][]
Expanded business opportunities [][] Improved service
capabilities and breadth of products

Positioned to seize growth opportunities in attractive
specialty insurance and life, accident and health markets
globally Greater opportunity to leverage presence of
alternative capital

[][] Lower cost of capital by matching risk to different
forms of capital [][] Enhanced product offering for
clients

Reduced operating expenses and efficient capital structure
Increased balance sheet strength and capital generation
provides flexibility in deployment of capital, including
reinvestment in the business

For more information, visit:
www.partnerre-valuecreation.com

Financially Compelling Transaction

Together PartnerRe and AXIS Capital expect to have:

Balance and Market Leading Returns

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AXIS-PartnerRe   Value   Proposition:   -$155.50   Per   PartnerRe  Share  Total
Illustrative Value Expected to PRE Shareholders -$181.50 ------------------- 180
170  Incremental Upside 160 -$155.50 ------------------- 150 -$15.00 140 -$10.00
130  120 -$119.00 $11.50 110 ----------------- ----------- ---------------------
---------------- ------------------- 100 12/31/2015 Book Pre-Closing PartnerRe +
AXIS  Present  Value  of  Total  Illustrative  Value Post Merger Dividend Excess
Reserves (a/t) Synergies (a/t) Value to PartnerRe

For detailed assumptions and source material please see
slide 23 of the PartnerRe presentation filed with the SEC
on 06/24/2015. Note that these figures are illustrative,
based on a number of assumptions and actual results may
differ.

Investment Highlights of New Combined Company

[][]  Global  insurance/reinsurance  [][]  Market-leading  ROE  expected  to  be powerhouse  built  to  perform  through  approximately  12% secular and cyclical change [][] Ability to accelerate franchise productivity [][] Combination drives superior  and  stable  to solidify leadership in key markets value creation [][]
Deliver  aggressive  capital  returns  while  [][]  Merger expected to result in double-digit  growing  the business and maintaining EPS accretion and meaningful
ROE strong financial profile expansion

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EXOR S.p.A. Has Made an Inferior Offer to Acquire PartnerRe

On May 12, 2015, EXOR S.p.A. made an unsolicited and
opportunistic offer to acquire all of the outstanding
common shares of PartnerRe for $137.50 per share in cash.

PartnerRe's Board of Directors believes that this INFERIOR
offer is NOT in the best interest of PartnerRe's
shareholders, and urges shareholders to IGNORE EXOR'S
RHETORIC.

Do not believe EXOR's MISLEADING STATEMENTS, and do not
allow EXOR to disrupt the merger of equals with AXIS
Capital and deprive you of this unique value creating
opportunity.

XX EXOR's inferior offer significantly
undervalues PartnerRe's standalone
franchise

XX Precedent transactions imply a valuation
WELL IN EXCESS of $137.50/share
offered by EXOR

XX EXOR's consideration removes the
significant value upside available to
PartnerRe shareholders in the AXIS Capital
merger

XX EXOR's proposed deal jeopardizes the
security of PartnerRe's preferred shares
and NULLIFIES their voting power

XX Proposed terms and conditions expose
PartnerRe shareholders to SIGNIFICANT
EXECUTION RISKS in terms of certainty
of closing

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YOUR VOTE IS IMPORTANT

PartnerRe's Board of Directors Supports the Merger

                 Please Vote FOR the Merger Using the
Enclosed WHITE Proxy Card Today

REMEMBER: Regardless of the number of shares you own, we
urge you to vote today. You may vote by phone, by internet
or by signing, dating and returning the enclosed WHITE
proxy card in the postage-paid envelope provided.

IMPORTANT

We urge you to simply discard any
Gold proxy card sent to you by EXOR.

If you have any questions, or need assistance in voting
your shares, please contact: INNISFREE MandA INCORPORATED
(877) 825-8971 (Toll-free from the U.S. and Canada) +1
(412) 232-3651 (From other locations)